FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For June 23, 2010

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces Fourth Quarter Results

-    Announces Fourth Quarter Dividend of $0.05 Per Share    -

FOR IMMEDIATE RELEASE

MACAO (June 23, 2010) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal fourth quarter ended March 31, 2010.

Net sales for the fourth quarter ended March 31, 2010 were $16.7 million, a decrease of 39.1% compared to net sales of $27.4 million for the same quarter ended March 31, 2009. Net sales decreased by 37.4% to $9.1 million in the plastic segment and by 41.0% to $7.5 million in the Company’s electronic and metallic segment.   The operating loss in the fourth quarter was $1.2 million, compared to an operating income of $0.2 million for the same quarter of fiscal 2009.

Total gross margin decreased to 12.6% in the fourth quarter ended March 31, 2010 compared to 15.8% in the same quarter last year.  Gross profit in the plastic segment slightly increased to 21.9% of net sales for the fourth quarter of fiscal 2010 compared to 18.9% of net sales for the same quarter of last year.   The increased gross margin in the plastic segment was mainly due to the reduction of sales of lower profit margin items, offsetting the higher labor costs and increase in factory overhead as a percentage of sales during the quarter.   Gross profit margin in the electronic and metallic segment decreased to 1.2% of net sales for the fourth quarter ended March 31, 2010, compared to 12.4% of net sales for the year-ago quarter.  The decrease in gross margin in the electronic and metallic segment was due mainly to an increase in raw material costs as a percentage of sales due to higher provisions for obsolete inventory, and in labor costs and factory overhead as a percentage of sales during the quarter.

The Company reported a net loss of $0.9 million for the fourth quarter ended March 31, 2010 compared to net income of $0.6 million for the quarter ended March 31, 2009.  Basic net loss per share and diluted net loss per share were ($0.06) and ($0.06) respectively, (based on 16,190,000 and 16,203,000 weighted average shares outstanding, respectively) compared to earnings per share of $0.04 and $0.04 respectively, (based on 15,791,000 and 15,821,000 weighted average shares outstanding, respectively) for the same quarter ended March 31, 2009.

Net sales for the year ended March 31, 2010 were $81.6 million, a decrease of 38.0%, compared to sales of $131.7 million for the corresponding period in fiscal 2009.  Operating loss for the year ended March 31, 2010 was $2.4 million, compared to operating income of $0.7 million for fiscal 2009.  The Company reported net income of $1.5 million for the year ended March 31, 2010, compared to net income of $1.2 million for the year ended March 31, 2009.  Deswell reported basic and diluted net income per share for the year ended March 31, 2010 of $0.09 and $0.09, respectively (based on 15,965,000 and 16,039,000 weighted average shares outstanding, respectively), compared to earnings per share of $0.08 and $0.08, respectively (based on 15,791,000 and 15,805,000 weighted average shares outstanding, respectively), for the year ended March 31, 2009.

The Company's financial position remained strong at the end of fiscal year 2010, with $35.1 million in cash and cash equivalents at March 31, 2010, compared to $23.1 million on March 31, 2009.  Working capital totaled $59.8 million as of March 31, 2010, versus $52.6 million as of March 31, 2009.  Furthermore, the Company has no long-term or short-term borrowings at March 31, 2010.

Mr. Franki Tse, chief executive officer, commented, “We experienced a significant decline in sales during 2009.  Both of our operations, the plastics and the electronics business, were down approximately 37-40%, which affected our revenues and bottom line.  Although the world economic situation is becoming more stable and we have seen some uplifting signs, we remain very cautious and expect that this unsettled business situation may continue for a few more quarters.

“The China labor shortage and recent minimum wage increase, as well as the fluctuation of the renmibi, have been and will continue to be the factors driving the increase in manufacturing costs.  To combat this trend, we will focus on reducing overhead costs and increasing new business development.  We believe these efforts, combined with the contribution of new accounts and projects later this year, will provide more positive results in the coming fiscal year.

“Our balance sheet remains healthy, with $35.1 million in cash and cash equivalents and $59.8 million in working capital.  Furthermore, we will distribute a dividend of $0.05 per share for the quarter.”

Fourth Quarter Dividend

The Company announced that on June 22, 2010 its board of directors declared a dividend of $0.05 per share for the fiscal fourth quarter ended March 31, 2010.  The dividend will be payable on July 28, 2010 to shareholders of record as of July 7, 2010.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include N&J Company, Digidesign Inc., Vtech Telecommunications Ltd., Inter-Tel Incorporated, Focusrite Audio Engineering, Ltd.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)
	March 31,	March 31,
	2010	2009
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$35,120	$23,134
Marketable securities	5,673	100
Accounts receivable, net	14,399	22,227
Inventories	15,808	21,445
Assets held for sale	-	987
Prepaid expenses and other current assets	1,844	1,887
Total current assets	72,844	69,780
Property, plant and equipment - net	60,705	66,564
Deferred income tax assets	70	746
Goodwill	392	392
Total assets	$134,011	$137,482

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$7,298	$10,370
Accrued payroll and employee benefits	2,570	2,473
Customer deposits	883	1,460
Other accrued liabilities	1,905	2,167
Income taxes payable	-	705
Deferred income tax liability	340	-
Total current liabilities	12,996	17,175
Minority interests	-	-

Shareholders' equity
Common stock
- authorized 30,000,000 shares; issued and outstanding
16,191,810 shares at March 31, 2010 and
15,790,810 shares at March 31, 2009, respectively	50,803	49,923
Additional paid-in capital	7,719	7,771
Accumulated other comprehensive income	5,316	5,316
Retained earnings	57,177	57,297
Total shareholders' equity	121,015	120,307
Total liabilities and shareholders' equity	$134,011	$137,482

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
( U.S. dollars in thousands, except per share data )

	Quarter ended		Year ended
	March 31,		March 31,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)
Net sales	$16,667	$27,357	$81,614	$131,738
Cost of sales	14,570	23,028	68,958	111,570
Gross profit	2,097	4,329	12,656	20,168
Selling, general and administrative expenses	3,826	3,763	15,505	19,291
Other income/(expenses), net	511	(347)	396	(132)
Operating income	(1,218)	219	(2,453)	745
Non-operating income/(expenses), net	69	20	4,642	168
	(1,149)	239	2,189	913
Income taxes	(214)	(349)	690	(282)
Income before minority interests	(935)	588	1,499	1,195
Minority interests	-	-	-	-
Net income	(935)	588	1,499	1,195

Other comprehensive income
Foreign currency translation adjustment	-	-	-	1,582
Comprehensive income	(935)	588	1,499	2,777

Net income per share (note 3)
Basic:
Net income per share	$(0.06)	$0.04	$0.09	$0.08
Weighted average number of shares
outstanding (in thousands)	16,190	15,791	15,965	15,791

Diluted:
Net income per share	$(0.06)	$0.04	$0.09	$0.08
Weighted average number of shares
outstanding (in thousands)	16,203	15,821	16,039	15,805

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
( U.S. dollars in thousands )
	Year ended
	March 31,
	2010	2009
Cash flows from operating activities :
Net income	$1,499	$1,195
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	7,011	7,264
Impairment of property, plant and equipment	(27)	176
(Gain)/loss on disposal of property, plant and equipment	(4,304)	216
Unrealized holding (gain)/ loss on marketable securities	(5,573)	16
Stock-based compensation	125	62
Deferred tax	1,016	(517)
Changes in operating assets and liabilities :
Accounts receivable	7,828	(918)
Inventories	5,637	4,923
Prepaid expenses and other current assets	287	1,306
Income taxes receivable	-	3
Accounts payable	(3,072)	(2,157)
Accrued payroll and employee benefits	97	(376)
Customer deposits	(577)	335
Other accrued liabilities	(262)	67
Income taxes payable	(705)	74
Net cash provided by operating activities	8,980	11,669
Cash flows from investing activities
Purchase of property, plant and equipment	(1,606)	(7,402)
Proceeds from disposal of property, plant and equipment	7,651	345
Closing cost on disposal of plant	(2,123)	-
Net cash provided by investing activities	3,922	(7,057)
Cash flows from financing activities
Dividends paid	(1,619)	(3,789)
Exercised of stock options	703	-
Net cash used in financing activities	(916)	(3,789)
Cash effect of exchange rate changes	-	(407)
Net decrease in cash and cash equivalents	11,986	416
Cash and cash equivalents, at beginning of period	23,134	22,718
Cash and cash equivalents, at end of period	35,120	23,134
Supplementary disclosures of cashflow information :
Cash paid during the period for :
Interest	-	-
Income taxes	380	79

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1.        Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at March 31, 2010 and March 31, 2009, the results of operations for the year ended March 31, 2010 and March 31, 2009, and the cash flows for the year ended March 31, 2010 and March 31, 2009.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on August 14, 2009 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.        Inventories

	March 31,	March 31,
	2010	2009
Inventories by major categories :
Raw materials	$10,162	$11,930
Work in progress	2,938	4,941
Finished goods	2,708	4,574
	$15,808	$21,445

3.        Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 “Earnings Per Share.”

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.  The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

The net income for the quarters ended March 31, 2010 and 2009 were both from the Company’s continuing operations.

4.        Foreign currency translation

Prior to January 1, 2009, the functional currencies of the Company’s subsidiaries were Hong Kong dollars and Chinese renminbi.  The effects of translating the financial position and results of operations of local currency functional operations into the U.S. dollars were included in a separate component of stockholder’s equity as “Accumulated other comprehensive income”.

Effective January 1, 2009, the Company’s subsidiaries’ functional currencies were all changed to U.S. dollars.  The translation adjustments that applied to the Company and that have been accumulated in other comprehensive income until December 31, 2008, have been retained in that account; and nonmonetary assets that Deswell owned at December 31, 2008, the end of the period immediately before the change, were translated in subsequent periods at the exchange rate that was current at the end of that period.  Exchange rate gains and losses on transactions in currencies other than the U.S. dollar are recognized and included in operations for the period in which the exchange rates changed.

Subsequent to January 1, 2009, the date of change for the Company’s subsidiaries’ functional currencies to the U.S. dollar, there was little fluctuation in the exchange rates.  Therefore, as of March 31, 2010, impact as a result of change in functional currencies on the Company’s financial positions and results of operations are immaterial.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended March 31, 2010 Compared to Quarter Ended March 31, 2009

Net Sales - The Company’s net sales for the quarter ended March 31, 2010 were $16,667,000, a decrease of $10,690,000, or 39.1%, as compared to the corresponding period in 2009.  The decrease in sales was mainly related to the decrease in sales at our plastic segment of $5,458,000 as well as in our electronic and metallic segment of $5,233,000.  This represented decreases of 37.4% and 41.0% respectively, as compared with the net sales from these segments in the corresponding period in the prior year.

The decrease of net sales at our plastic segment was mainly due to a decrease in net sales from existing customers of  $6,018,000 offsetting the increase of net sales from other existing and new customers of $194,000 and $366,000, respectively, as a result of the continuing weak global economy.  The drop in net sales for the quarter ended March 31, 2010 was mainly due to the sales decrease from one of the segment’s major customers related to plastic component sales of electronic entertainment products.  Net sales from this major customer for this quarter had decreased by 79% due to declining orders for one of their main products, as compared with the same quarter in prior year.

The decrease in net sales in the electronic and metallic segment was mainly due to the decrease in orders from existing and new customers for professional audio and telecommunication equipment of $7,600,000 and $770,000, respectively, as well as a decrease in distribution sales of $121,000, offsetting the increase in orders for professional audio equipment of $3,259,000.  The decrease in orders was due to the generally slow economic condition.

Gross Profit - The gross profit for the quarter ended March 31, 2010 was $2,097,000, representing a gross profit margin of 12.6%.  This compares with the overall gross profit and gross profit margin of $4,329,000 or 15.8% for the quarter ended March 31, 2009.

Gross profit in the plastic segment decreased by $748,000 to $2,004,000 or 21.9% of net sales, for the quarter ended March 31, 2010 compared to $2,752,000 or 18.9% of net sales, for the quarter ended March 31, 2009.  The improvement in gross profit margin for the quarter ended March 31, 2010 was mainly due to lower material costs as a percentage of sales that resulted from a reduction in sales of products with lower profit margin and savings in material costs due to a 5% drop in resin price during this quarter, as compared with year-ago quarter.   The improvement in gross margin was partially offset by relatively higher labor cost and factory overhead as a percentage of sales, when compared with the same quarter in 2009.

Gross profits in the electronic and metallic segment decreased by $1,484,000 to $93,000 or 1.2% of net sales, for the quarter ended March 31, 2010 compared to $1,577,000 or 12.4% of net sales, for the same period last year. The decrease in gross profit as a percentage of sales was mainly attributed to higher raw materials cost as a percentage of sales due to an increase in stock provision during the quarter ended March 31, 2010, when compared with the year ago quarter.   The decline in gross profit as a percentage of sales was also adversely affected by relatively higher labor cost and factory overhead as a percentage of sales, when compared with the same quarter in the prior year.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended March 31, 2010 were $3,826,000, or 23.0% of total net sales, compared to $3,763,000, or 13.8% of total net sales for the quarter ended March 31, 2009.  There was an increase in selling, general and administrative expenses of $62,000 over the corresponding period.

SG&A expense in the plastic segment increased by $91,000 to $2,558,000, or 28.0% of net sales, for the quarter ended March 31, 2010 compared to $2,468,000 or 16.9% of net sales for the corresponding period in 2009.  The higher SG&A expense for the quarter was primarily related to an increase of $25,000 in selling expense, $374,000 in staff costs due to an increase in the headcount of marketing personnel, increase in average pay rate in mainland China and the removal of salary reduction, offsetting the decrease of $105,000 in traveling, $62,000 in stock based compensation cost, $33,000 in audit fees, and $27,000 in insurance as well as $43,000 in depreciation and amortization, as compared with the year-ago quarter.

SG&A expense in the electronic and metallic segment decreased by $29,000 to $1,267,000, or 16.8% of net sales, for  the quarter ended March 31, 2010 compared to $1,296,000, or 10.2% of net sales for the corresponding period in 2009.  The decrease in SG&A expense was primarily related to a decrease of $85,000 in selling expense, and $52,000 in depreciation and amortization, offsetting the increase of $97,000 in staff costs and $16,000 in audit fees, as compared with the corresponding quarter in the prior year.

Other operating income - Other operating income was $511,000 for the quarter ended March 31, 2010, as compared to other operating expense of $347,000 for the quarter ended March 31, 2009.

On a segment basis, the other operating income attributable to the plastic segment was $441,000 as compared to an expense of $282,000 for the same quarter last year.  Other operating income for the quarter ended March 31, 2010 mainly include reversals of provisions for doubtful receivables of $308,000 made in prior periods, gain on fixed assets disposal of $83,000 and $40,000 in sales of scrap materials, as compared to loss of $90,000 in fixed assets disposal, provisions of $83,000 in doubtful receivables, and a $176,000 provision for asset impairment in the year-ago quarter.

The other operating income attributable to the electronic and metallic segment was $70,000 in the quarter ended March 31, 2010 as compared to the other operating expense of $65,000 for the year-ago quarter. Other operating income for the quarter ended March 31, 2010 mainly includes the gain of $67,000 on sales of scrap materials, as compared to a write-off of other receivables for $87,000 in the year-ago quarter.

Operating loss - Operating loss was $1,217,000 for the quarter ended March 31, 2010, as compared with operating income of $219,000 from the corresponding quarter in the prior year.

On a segment basis, the operating loss of the plastic division was $113,000 or (1.2%) of net sales in the quarter ended March 31, 2010 compared to operating income of $2,000 or 0.01% of net sales in the corresponding period in 2009.   The decrease in operating income in the plastic division was mainly due to the decrease in sales revenues as well as an increase in SG&A expense as a percentage of sales offsetting the increase in other operating income as described above.

The operating loss  of the electronic and metallic segment was $1,104,000, or (14.7%) of net sales in the quarter ended March 31, 2010 compared to operating income of $217,000 or 1.7% of net sales in the corresponding period in 2009.  The decrease in electronic and metallic operating loss was due to low gross profit margin as well as an increase in SG&A expenses as a percentage of net sales as described above.

Non-operating income – Non-operating income for the quarter increased by $49,000 to $69,000 for the quarter ended March 31, 2010 as compared with the year-ago quarter.  On a segment basis, the non-operating income of the plastic segment consisted mainly of $60,000 in interest income and $39,000 in unrealized gain on the revaluation of marketable securities.  In the electronic and metallic segment, there was an unrealized loss of $6,000 on the revaluation of marketable securities during the quarter.

Income Taxes – Income tax for the quarter ended March 31, 2010 was comprised of a credit adjustment to income tax expense of $308,000 and a deferred tax provision of $94,000, as compared to an income tax expense of $167,000 and a deferred tax asset of $516,000 in the corresponding quarter of the prior year.

On a segment basis, income tax expense of the plastic segment was comprised of a credit adjustment of $199,000 to income tax expense and a deferred tax asset of $91,000 for the quarter ended March 31, 2010, as compared to an income tax expense of $169,000 and a deferred tax asset of $275,000 in the year-ago quarter.  The income tax expense of the electronic and metallic segment for the quarter ended March 31, 2010 was comprised of a credit adjustment of $109,000 to income tax expense and a deferred tax provision of $184,000, as compared to a credit adjustment of $3,000 to tax expense and a deferred tax asset of $241,000 in the corresponding quarter of 2009.

Net Loss – The Company had a net loss of $934,000 for the quarter ended March 31, 2010, a decrease in net income of $1,524,000, as compared to net income of $589,000 for the quarter ended March 31, 2009.   Net loss for the quarter ended March 31, 2010 represented -5.6% of net sales, compared to net income of 2.2% of net sales in the same quarter of prior year.  The decrease in net income was mainly the result of the decrease in operating profit as described above.

Net income for the plastic segment for the quarter ended March 31, 2010 totaled $248,000, as compared to the net income of $167,000 for the corresponding quarter in 2009.  The decrease in net income of the plastic segment was mainly the result of decline in sales volume as well as increases in SG&A expense as a percentage of sales as described above.

Net loss for the electronic and metallic segment for the quarter ended March 31, 2010 was $1,183,000, as compared to net income of $422,000 for the corresponding quarter in 2009.  The increase in net loss of the electronic and metallic segment was mainly the result of decline in gross profit margin and increase in SG&A expense as a percentage of sales as described above.

Year Ended March 31, 2010 Compared to Year Ended March 31, 2009

Net Sales - The Company's net sales for the year ended March 31, 2010 were $81,614,000, a decrease of $50,124,000 or 38.0% as compared to fiscal year 2009. The decrease was related to a decrease in sales revenue at our plastic segment of $26,391,000 as well as $23,733,000 at our electronic and metallic segment.  This represented decreases of 36.0% and 40.7% respectively, as compared with the respective net sales from these segments in the prior fiscal year.

The revenue decrease at the plastic segment was mainly due to the decrease in orders from existing customers of $30,648,000 offsetting the increase in net sales from other existing and new customers of $3,002,000 and $1,255,000, respectively, as a result of the generally weak economy.  About 83% of the decrease in net sales for the year ended March 31, 2010 was accounted for by one of the segment’s major customers related to plastic component sales of electronic entertainment products.  Net sales from this major customer for the year ended March 31, 2010 had dropped by about 59% due to a decrease in orders for one of their main products, as compared with the prior fiscal year.

The revenue decrease in the electronic and metallic segment was mainly due to the decrease in orders of professional audio and electronics products from existing customers of $25,534,000 and $5,292,000, respectively, and a decrease in distributions sales of $692,000, offsetting the increase in orders from existing and new customers for professional audio instrument products of $7,786,000.  The decrease in orders was due to the combined effect of the global economic downturn, persistent pressure of losing orders to lower-priced competitors, as well as change of customer mix.

Gross Profit - The gross profit for the year ended March 31, 2010 was $12,656,000, representing a gross profit margin of 15.5%. This compared with the overall gross profit and gross profit margin of $20,168,000 or 15.3% for the year ended March 31, 2009.

Gross profit in the plastic segment decreased $3,108,000 to $9,844,000 or 20.9% of net sales for the year ended March 31, 2010, as compared to $12,952,000 or 17.6% of net sales, for the same period in the prior year.  The improvement in gross profit margin was due to lower material costs as a percentage of sales that resulted from reduction of sales of lower profit margin items;  such improvements were partially offset by higher factory overhead as a percentage of sales for the year ended March 31, 2010, when compared with fiscal 2009.

Gross profit in the electronic and metallic segment decreased by $4,403,000 to $2,813,000 or 8.1% of net sales, for the year ended March 31, 2010, as compared to $7,216,000 or 12.4% of net sales, for last year.    Decrease in the gross profit as a percentage of sales was mainly attributed to higher raw materials cost and factory overhead as a percentage of sales for the year ended March 31, 2010, when compared with fiscal 2009.

Selling, general and administrative expenses - SG&A expenses for the year ended March 31, 2010 were $15,505,000, amounting to 19.0% of total net sales, as compared to $19,290,000 or 14.6% of total net sales for the year ended March 31, 2009. There was a decrease in selling, general and administrative expenses of $3,785,000 or 19.6% over the corresponding period of last year.

The SG&A expenses for the year ended March 31, 2010 in the plastic segment decreased by $1,381,000 to $10,584,000 or 22.5% of net sales, as compared to $11,965,000 or 16.3% of net sales for fiscal 2009.  The decrease was primarily related to the decrease of $442,000 in selling expenses, $295,000 in director remuneration due to resignation of a co-founder during fiscal 2009, $422,000 in traveling expenses and $149,000 in equipment maintenance, offsetting an increase of $175,000 in sundry expenses as compared with last fiscal year.

The SG&A expenses in the electronic and metallic segment decreased by $2,405,000 to $4,921,000 or 14.2% of net sales, for the year ended March 31, 2010, as compared to $7,326,000 or 12.6% of net sales for fiscal 2009. The decrease was primarily related to the decreases of $423,000 in selling expense, $1,352,000 in staff costs related to a 30% reduction in headcount, $322,000 in officers’ remuneration due to the resignation of a co-founders of the electronic and metallic segment, $108,000 in travelling expense and $82,000 in office operating expense, as compared with the prior year.

Other operating income - Other operating income was $396,000 for the year ended March 31, 2010, as compared to other operating expense of $132,000 in fiscal 2009.

On a segment basis, other operating income attributable to the plastic segment for the year ended March 31, 2010 was $52,000, as compared to an operating income of $348,000 for the prior fiscal year. Other operating income for the year ended March 31, 2010 was mainly attributable to a gain of $91,000 from sales of scrap materials, $67,000 from the disposal of fixed assets and $52,000 from others, offsetting an exchange loss of $87,000 and doubtful receivables provision for $71,000, as compared to the exchange gain of $901,000, provision of doubtful receivables for $275,000 and a loss on fixed assets disposal of $236,000 in the prior year.

Other operating income attributable to the electronic and metallic segment for the year ended March 31, 2010 was $344,000, as compared to other operating expense of $480,000 in prior year.  There was an exchange gain of $44,000, a gain of $156,000 on sales of scrap materials and $133,000 in other income for the year ended March 31, 2010, as compared to $437,000 in the write-off of doubtful receivables and $196,000 in exchange loss for last fiscal year.

Operating Loss - Operating loss was $2,453,000 for the year ended March 31, 2010, as compared with the operating income of $746,000 in the prior fiscal year.

On a segment basis, the operating loss of the plastic division was $689,000, or (1.5%) of net sales in the year ended March 31, 2010 compared to operating income of $1,335,000 or 1.8% of net sales in fiscal 2009.  A decrease in operating income in the plastic division was mainly due to the decrease in sales revenue and increase in SG&A expense as a percentage of sales, offsetting the improved gross margin as a result of lower material cost as a percentage of sales as described above.

The operating loss of the electronic and metallic segment was $1,764,000, or (5.1%) of net sales in the year ended March 31, 2010 compared to operating loss of $590,000 or (1.0%) of net sales in fiscal 2009.  The increase in operating loss for the electronic and metallic segment is mainly due to a decrease in sales revenue and hence lower gross  profit amount as described above.

Non-operating income – Non-operating income for the year ended March 31, 2010 increased by $4,474,000 to $4,642,000 as compared with last fiscal year.  This is mainly attributable to the net gain of $4,198,000 recognized from disposal of the former manufacturing plant in Shekou, Shenzhen, China, $166,000 of interest income in the plastic division as well as a realized gain of $160,000 from the sale of marketable securities in the electronic and metallic division for the year ended March 31, 2010.

Income Taxes – Income tax for the year ended March 31, 2010 was comprised of an income tax expense of $380,000 and a deferred tax provision of $310,000 as compared to an income tax expense of $234,000 and a deferred tax asset of $516,000 for the prior fiscal year.

On a segment basis, the income tax of the plastic segment was comprised of income tax expense of $379,000 and a deferred tax asset of $91,000 for the year ended March 31, 2010, as compared to the income tax expense of $207,000 and a deferred tax asset of $275,000 in the prior year.  The segment’s year-to-date income tax expense of $379,000 was incurred and payable by one of the Company’s subsidiaries.  Such income tax was charged on the subsidiary’s current taxable profit after recognizing a gain on the sale of its former manufacturing plant in the second fiscal quarter of 2010 and setting off the subsidiary’s accumulated taxable loss brought forward from last fiscal year. The income tax expense and deferred tax provision for the electronic and metallic segment was $1,000 and $401,000, respectively for year ended March 31, 2010, as compared to the income tax expense of $27,000 and a deferred tax asset of $241,000 for  fiscal 2009.

Net Income – The Company had net income of $1,499,000 for the year ended March 31, 2010, an increase of $303,000, as compared to net income of $1,196,000 for the year ended March 31, 2009.   Net income for the year ended March 31, 2010 represented 1.8% of net sales, compared to 0.9% of net sales for the net income in prior year.  The increase in net income was mainly the result of the increase in non-operating income as described above.

Net income for the plastic segment for the year ended March 31, 2010 totaled $3,446,000, as compared to the net income of $1,620,000 for fiscal year 2009.  The increase in net income of the plastic segment was mainly the result of increase in non-operating income as described above.

Net loss for the electronic and metallic segment for the year ended March 31, 2010 was $1,947,000, compared to the net loss of $425,000 for the prior fiscal year.  The decrease in net loss of the electronic and metallic segment was mainly the result of decrease in operating income and increase in deferred tax provision as described above.

Liquidity and Capital Resources

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of March 31, 2010, the Company had working capital of $59,848,000 and cash and cash equivalents of $35,120,000. This compares with working capital of $52,605,000 and cash and cash equivalents of $23,134,000 at March 31, 2009.  The increase in cash and cash equivalents was mainly attributed to net cash provided by operating activities of $8,980,000, by investing activities of $3,922,000 consisting primarily of proceeds on the disposal of the former manufacturing plant for $5,185,000 offsetting the purchase of property, plant and equipment for $1,606,000, and net cash used in financing activities of $916,000 consisting primarily of $1,619,000 paid to shareholders as dividends offsetting cash of $702,000  from exercise of stock options during the year ended March 31, 2010.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company has no short-term borrowings or long-term borrowings at March 31, 2010.

As of March 31, 2010, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

Franki Tse
Chief Executive Officer

Date: June 23, 2010